Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Interim Consolidated Financial Statements

For the quarter ended May 31, 2009

Filed: July 15, 2009

A copy of this report will be provided to any shareholder who requests it.

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PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Interim Consolidated Balance Sheets	(Unaudited)	(Audited)
(expressed in Canadian dollars)	May 31, 2009	Aug. 31, 2008
ASSETS

CURRENT
Cash and cash equivalents	$ 2,865,872	$ 1,779,871
Marketable securities (Note 4)	1,202,001	1,118,000
Amounts receivable (Note 3)	425,053	315,176
Due from WBJV partners (Note 5)	178,654	720,958
Deferred financing costs	219,689	-
Prepaid expenses and other assets	74,157	92,075
Total current assets	4,965,426	4,026,080
PERFORMANCE BONDS	96,681	126,376
INVESTMENT IN WBJV (Note 5)	19,685,515	18,894,625
MINERAL PROPERTIES (Note 6)	6,040,489	5,806,510
SURFACE RIGHTS (Note 7(b))	3,238,415	3,159,102
FIXED ASSETS (Note 7(a))	393,825	479,890
Total assets	$ 34,420,351	$ 32,492,583

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 885,807	$ 2,875,761
Total liabilities	885,807	2,875,761

SHAREHOLDERS' EQUITY

Share capital (Note 8)	63,079,015	55,359,342
Contributed Surplus	5,306,377	3,781,843
Accumulated other comprehensive income	(2,350,405)	(2,268,847)
Deficit accumulated during the exploration and development stage	(32,500,443)	(27,255,516)
Total shareholders' equity	33,534,544	29,616,822
Total liabilities and shareholders' equity	$ 34,420,351	$ 32,492,583
CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 15)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

PLATINUM GROUP METALS LTD. (An exploration and development stage company)
Interim Consolidated Statements of Operations (Unaudited)
(expressed in Canadian dollars)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
		(Restated -		(Restated -
		Note 2(n))		Note 2(n))

EXPENSES
Advisory fees	$ 30,000	$ -	$ 405,000	$ -
Amortization	36,886	46,448	105,681	123,000
Annual general meeting	-	-	67,530	65,663
Filing and transfer agent fees	57,427	53,582	101,662	148,269
Foreign exchange (gain) loss	(26,719)	(58,137)	(259,540)	35,181
Insurance	30,496	22,217	90,847	71,469
Management and consulting fees	117,562	258,591	364,610	443,865
News releases, print and mailout	6,971	17,162	38,730	55,786
Office and miscellaneous	42,775	40,074	137,105	157,390
Professional fees	328,997	178,159	726,768	515,316
Promotion	79,609	46,245	175,741	176,829
Rent	47,023	46,117	140,910	131,799
Salaries and benefits	434,725	283,062	1,284,623	1,079,542
Shareholder relations	76,560	38,878	286,271	110,423
Stock compensation expense (note 8 (c))	219,535	245,837	1,394,986	638,034
Telephone	27,768	12,055	68,941	48,315
Travel	173,658	219,910	481,090	687,951
Recoveries	(58,307)	(61,158)	(152,835)	(182,802)
	(1,624,966)	(1,389,042)	(5,458,120)	(4,306,030)
Less net interest earned	73,959	38,027	98,233	220,943
Loss for the period before income taxes	(1,551,007)	(1,351,015)	(5,359,887)	(4,085,087)

Future income tax (note 2(n))	72,200	(16,769)	114,960	367,099
Loss for the period	$ (1,478,807)	$ (1,367,784)	$ (5,244,927)	$ (3,717,988)

Other comprehensive income (loss)
Translation Adjustment	$ 1,340,837	$ 442,358	$ (152,959)	$ (1,619,444)
Unrealized gain (loss) on marketable
securities (notes 2(n) and 4)	273,701	(400,000)	71,401	(370,000)
Total comprehensive loss	$ 135,731	$ (1,325,426)	$ (5,326,485)	$ (5,707,432)

Deficit - Beginning of period	(31,021,636)	(24,519,131)	(27,255,516)	(22,168,927)
Loss for the period	(1,478,807)	(1,367,784)	(5,244,927)	(3,717,988)
Deficit - End of period	(32,500,443)	(25,886,915)	(32,500,443)	(25,886,915)

Basic and diluted loss per common share	$ (0.02)	$ (0.02)	$ (0.08)	$ (0.06)

Weighted-average number of
common shares outstanding	67,714,707	61,886,148	67,073,502	61,762,639

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Interim Consolidated Statements of Shareholders' Equity (Unaudited)
August 31, 2006, to May 31, 2009
(expressed in Canadian dollars)					Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
				(Restated -	(Restated -	(Restated -
				Note 2(n))	Note 2(n))	Note 2(n))
Balance, August 31, 2006	53,691,178	39,798,768	1,785,705	(658,381)	(15,410,804)	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	11,454,791
Issued on exercise of stock options	914,375	892,557	(266,982)	-	-	625,575
Issued for mineral properties net of costs	50,000	227,742	-	-	-	227,742
Stock options granted	-	-	1,487,661	-	-	1,487,661
Translation adjustment	-	-	-	(1,707,495)	-	(1,707,495)
Net loss	-	-	-	-	(6,758,123)	(6,758,123)
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Transition adjustment	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on marketable securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares for cash	4,970,470	7,308,081	-	-	-	7,308,081
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	1,654,486	-	-	1,654,486
Translation adjustment	-	-	-	(152,959)	-	(152,959)
Unrealized gain on marketable securities	-	-	-	71,401	-	71,401
Net loss	-	-	-	-	(5,244,927)	(5,244,927)
Balance, May 31, 2009	$ 67,816,367	$ 63,079,015	$ 5,306,377	$ (2,350,405)	$ (32,500,443)	$ 33,534,544

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

PLATINUM GROUP METALS LTD. (An exploration and development stage company)
Interim Consolidated Statements of Cash Flows (Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
		(Restated -		(Restated -
		Note 2(n))		Note 2(n))
OPERATING ACTIVITIES
Loss for the period	$ (1,478,807)	$ (1,367,784)	$ (5,244,927)	$ (3,717,988)
Add items not affecting cash
Amortization	36,886	46,448	105,681	123,000
Future income tax recovery	(72,200)	16,769	(114,960)	(367,099)
Non-cash stock compensation expense	219,535	245,837	1,394,986	638,034
Net change in non-cash working
capital (Note 13a)	(52,661)	572,497	(301,030)	82,115
	(1,347,247)	(486,233)	(4,160,250)	(3,241,938)

FINANCING ACTIVITIES
Performance Bonds	37,787	(42,544)	29,695	(42,544)
Issuance of common shares	171,041	1,560,650	7,589,721	2,246,025
	208,828	1,518,106	7,619,416	2,203,481

INVESTING ACTIVITIES
Acquisition of fixed assets	(9,028)	(8,463)	(19,617)	(236,408)
Acquisition cost of mineral properties	(399)	(39,225)	(16,941)	(41,208)
Acquisition of surface rights	(1,942,784)	-	(1,951,313)	-
Expenditure on exploration	13,724	(75,540)	(217,038)	(261,628)
Investment in and advances to WBJV	(311,221)	(2,853,223)	(168,256)	(7,515,500)
Acquisition of short-term investment	-	5,500,000	-	2,000,000
	(2,249,708)	2,523,549	(2,373,165)	(6,054,744)
Net increase in cash and cash equivalents	(3,388,127)	3,555,422	1,086,001	(7,093,201)
Cash and cash equivalents, beginning of period	6,253,999	2,020,444	1,779,871	12,669,067
Cash and cash equivalents, end of period	$ 2,865,872	$ 5,575,866	$ 2,865,872	$ 5,575,866

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not currently have any VIEs.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5) is accounted for as an investment in the WBJV.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options, contracts and surface rights. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment regularly. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no asset-backed commercial paper.

(d)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at period end.

(e)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

30% declining balance

Office furniture and equipment

20% declining balance

Vehicles

30% declining balance

Leasehold improvements

2 years straight line

(g)

Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(h)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

(l)

Changes in accounting policies

On September 1, 2008, the Company adopted the following new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants.  These standards were adopted on a prospective basis without restatement of prior periods.

(i)

Section 1400, General Standards of Financial Statement Presentation, outlines the premise that in the preparation of financial statements all information required for fair presentation in accordance with generally accepted accounting principles should be included.  It also specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

 (ii)

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures required by Section 1535 in these interim consolidated financial statements.

(iii)

Sections 3862, Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included the required disclosures in these interim consolidated financial statements.

(iv)

Section 3031, Inventories, provides for more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the period.

(m)

Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, amounts due from WBJV partners, performance bonds, and accounts payable and accrued liabilities.

Cash and cash equivalents are recognized at their fair value. Marketable securities are recorded in the financial statements at fair value; and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation.

(n)

Income Statement Presentation of Tax Loss Carryforward

Effective August 31, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from September 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $281,100 of future income tax recovery from opening accumulated other comprehensive income, and $55,500 of future income tax from other comprehensive loss to net loss in the period ended May 31, 2008. With this adoption basic and diluted loss per common share remained at $0.04 per common share.

(o)

New accounting pronouncements

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently  assessing  the  impact  of  these  new  accounting standards  on  its  financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

Section 1582, Business combination, Section 1601 Consolidated financial statements and Section 1602 Non-controlling interests. These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141 (R), Business combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after September 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after September 1, 2011.

3.

AMOUNTS RECEIVABLE

	May 31, 2009	Aug. 31, 2008
Expenditure advances receivable	2,059	$11,444
Exploration costs receivable - JOGMEC	80,698	-
Due from related parties (Note 11 (b) and (c ))	18,875	2,816
Goods and services tax recoverable	52,879	104,943
South African value added tax ("VAT") recoverable	269,658	195,973
Interest receivable	884	-
	$ 425,053	$ 315,176

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.

MARKETABLE SECURITIES

At May 31, 2009, the Company had the following marketable securities recorded at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)
MAG Silver Corp.	100,000	50,000	568,000	618,000
West Timmins Mining Inc.	800,001	160,000	424,001	584,001
Total Marketable Securities		210,000	992,001	1,202,001

At August 31, 2008, the Company had the following marketable securities recognized at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)
MAG Silver Corp.	100,000	50,000	740,000	790,000
West Timmins Mining Inc.	800,001	160,000	168,000	328,000
Total Marketable Securities		210,000	908,000	1,118,000

On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 after an adjustment of a future income tax recovery of $144,900 the Company recognized an unrealized loss of $821,101 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

During the period ended May 31, 2009 after an adjustment of future income tax of $12,600 the Company recognized an unrealized gain of $71,401 on marketable securities designated as available-for-sale instruments in other comprehensive income.

Both of the above marketable securities are related parties of the Company, as discussed in Note 11.

5.

INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	May 31, 2009	Aug. 31, 2008
Opening Balance	$21,935,272	$14,779,302
Additional investment	943,848	7,155,970
Balance before translation	22,879,120	21,935,272
Translation adjustment	(3,193,605)	(3,040,647)
Ending Balance	$19,685,515	$18,894,625

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

	May 31, 2009	Aug. 31, 2008
Acquisition and Capital costs
Balance, beginning of period	$ 4,675,587	$ 2,190,657
Incurred during period	50,153	2,484,930
Translation adjustment	(563,270)	(538,146)
Balance, end of period	$ 4,162,470	$ 4,137,441
Deferred exploration costs
Balance, beginning of period	$ 36,656,854	$ 21,782,427
Assays and geochemical	27,039	565,945
Drilling	-	4,315,197
Geological and Engineering	776,550	4,953,901
Geophysical	21,913	3,696,316
Site administration	92,665	202,622
Stock compensation	361,861	998,004
Travel	24,601	142,442
	37,961,483	36,656,854
Translation adjustment	(2,630,335)	(2,502,501)
Balance, end of period	$ 35,331,148	$ 34,154,353
Less other partners' interest	(19,808,103)	(19,397,169)
Investment in WBJV	$ 19,685,515	$ 18,894,625

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each hold a 37% working interest in the WBJV, while Africa Wide holds a 26% working interest.  The area of the WBJV is operated in three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).

In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd. (“Wesizwe”). The transaction closed in September 2007 and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to April 2008 the partners to the WBJV approved budgets in the amount of Rand 124 million (approximately C$16.5 million). At August 31, 2008 the Company recorded total receivables of $720,958 due from Anglo Platinum (approximately $420,000 or Rand 3.042 Million) and Africa Wide (approximately $301,000 or Rand 2.182 million) and these amounts were received subsequent to August 31, 2008.  At May 31, 2009 the Company recorded a receivable of $178,654 (Rand 1,308,818) due from Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for the Feasibility Study the respective deemed capital contribution of each party was to be credited by adding their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces were to be credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ were to receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  The Company’s equalization amount to be credited to Anglo Platinum is approximately $29.0 million at June 10, 2009.

On September 2, 2008 the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.  Under the terms of the Agreement Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $56.0 million at May 31, 2009). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The effective date will occur upon the completion of conditions precedent and the approval of the Department of Minerals and Energy in South Africa.  The effective date is expected in mid to later 2009.  Should the Company not make the payment due to Wesizwe on time Wesizwe may elect to claw back approximately 19.0% percent of Projects 1 and 3, reducing the Company’s interest to approximately 55%.

Under the terms of the December 8th agreement the equalization amount due to Anglo Platinum by the Company under the terms of the original WBJV agreement (disclosed above) will become payable on the effective date of the definitive agreements, discussed above.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

The Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in December 2002.  By December 2005 the Company had purchased all surface and mineral rights to the property in exchange for total payments of approximately $1.7 million. The Company holds a New Order prospecting permit over the Elandsfontein property.

During 2003 the Company entered into option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could acquire 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance.  Since 2003 the Company has paid Rand 834,000 in option payments for the properties.  During fiscal 2007 and 2008 the Company negotiated and executed the buy-out and cancellation of all of the Onderstepoort option agreements in exchange for 100,000 common shares of the Company valued at $395,500.  The Company now holds New Order prospecting permits on all of these farm portions.

6.

MINERAL PROPERTIES

Nine month period ended May 31, 2009

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 52,037	$ 134,358	$ 2,692	$ 598,571	$ 313,864	$ 60,000	$ 1,161,522
Incurred during period	7,775	8,552	614	-	-	-	16,941
Less amounts written off	-	-	-	-	-	-	-
Balance, end of period	$ 59,812	$ 142,910	$ 3,306	$ 598,571	$ 313,864	$ 60,000	$ 1,178,463

Deferred exploration costs
Assays and geochemical	$ -	$ 39,932	$ 14,205	$ 1,458	$ 2,453	$ 7,531	$ 65,579
Drilling	-	365,676	-	-	47,566	47,566	460,808
Geological	440	126,838	67,932	3,655	13,083	13,083	225,031
Maps, fees and licenses	-	-	-	-	67	-	67
Site administration	145	92,254	419	-	-	-	92,818
Travel	-	17,192	-	-	-	-	17,192
	585	641,892	82,556	5,113	63,169	68,180	861,495
Balance, beginning of year	891,201	2,235,318	573,552	358,642	500,518	85,757	4,644,988
Recoveries	-	(613,644)	(30,813)	-	-	-	(644,457)
Balance, end of period	$ 891,786	$ 2,263,566	$ 625,295	$ 363,755	$ 563,687	$ 153,937	$ 4,862,026
Total Mineral Properties	$ 951,598	$ 2,406,476	$ 628,601	$ 962,326	$ 877,551	$ 213,937	$ 6,040,489

Three month period ended May 31, 2009

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of period	$ 59,629	$ 142,708	$ 3,292	$ 598,571	$ 313,864	$ 60,000	$ 1,178,064
Incurred during period	183	202	14	-	-	-	399
Less amounts written off	-	-	-	-	-	-	-
Balance, end of period	$ 59,812	$ 142,910	$ 3,306	$ 598,571	$ 313,864	$ 60,000	$ 1,178,463

Deferred exploration costs
Assays and geochemical	$ -	$ 36,130	$ 346	$ -	$ -	$ -	$ 36,476
Drilling	-	365,676	-	-	-	-	365,676
Geological	14	105,612	904	694	1,583	1,583	110,390
Maps, fees and licenses	-	-	-	-	-	-	-
Site administration	-	70,175	11	-	-	-	70,186
Travel	-	17,192	-	-	-	-	17,192
	14	594,785	1,261	694	1,583	1,583	599,920
Balance, beginning of period	891,772	2,282,425	624,034	363,061	562,104	152,354	4,875,750
Recoveries	-	(613,644)	-	-	-	-	(613,644)
Balance, end of period	$ 891,786	$ 2,263,566	$ 625,295	$ 363,755	$ 563,687	$ 153,937	$ 4,862,026
Total Mineral Properties	$ 951,598	$ 2,406,476	$ 628,601	$ 962,326	$ 877,551	$ 213,937	$ 6,040,489

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to May 31, 2009 total $3,358,074.

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000.

 (b)

Ontario, Canada

 (i)

Lac des Iles (“LDI”) River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

 (c)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	May 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 500,876	$ 353,137	$ 147,739
Leasehold improvements	64,726	49,395	15,331
Office furniture and equipment	257,408	106,164	151,244
Vehicles	118,332	38,821	79,511
	$ 941,342	$ 547,517	$ 393,825

	August 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 495,723	$ 307,833	$ 187,890
Leasehold improvements	64,726	37,537	27,189
Office furniture and equipment	263,882	99,203	164,679
Vehicles	118,332	18,200	100,132
	$ 942,663	$ 462,773	$ 479,890

(b)

Surface Rights

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property and the balance of Rand 13.562 million (approx. C$1.944 million) was paid in March 2009 upon statutory registration of the surface rights in the Company’s name.  The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV (Note 5(a)).

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At May 31, 2009 there were 67,816,367 shares outstanding.  See Note 15 “Subsequent Events” for details of a significant financing completed in June 2009.

During the period ended May 31, 2009:

(i)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs which included filing fees to the TSX and NYSE Alternext, and legal fees to lawyers totaled $117,148. Net proceeds for the financing totaled $7,308,081.

(ii)

196,650 stock options were exercised for proceeds of $281,640.

During the year ended August 31, 2008:

(iii)

850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 760,500 stock options were exercised for proceeds of $821,824.

(iv)

the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(v)

6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(vi)

the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Certain stock options granted to employees, directors and officers of the Company vest on average at an amount of 25% per six month period.

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
Price	2009	Life (Years)	2009

1.00	1,103,625	0.72	1,103,625
1.05	37,500	1.17	37,500
1.10	75,000	0.36	75,000
1.50	9,500	1.61	9,500
1.60	1,537,000	4.38	1,537,000
1.85	175,000	2.23	175,000
1.95	50,000	4.68	50,000
2.27	10,000	4.69	10,000
2.57	885,000	2.63	885,000
4.15	150,000	3.40	112,500
4.40	887,500	3.40	671,250
	4,920,125	2.87	4,666,375

The weighted average exercise price of the exercisable options at period end was $2.11.

Total compensation cost related to non-vested awards not yet recognized is $417,132 and is expected to be recognized over a weighted-average period of 0.40 years.

	Number of Shares	Weighted Average Exercise Price
Option outstanding at August 31, 2007	3,545,375	1.56
Granted	1,367,500	4.23
Exercised	(760,500)	1.08
Forfeited	(294,500)	2.18
Option outstanding at August 31, 2008	3,857,875	$ 2.56
Granted	1,887,000	1.61
Exercised	(196,650)	1.43
Forfeited	(628,100)	6.28
Options outstanding at May 31, 2009	4,920,125	$ 2.22

(i)

During the period ended May 31, 2009 the Company granted 1,887,000 stock options to employees. The Company has recorded $1,654,486 ($1,394,986 expensed and $259,500 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this period.

Cash received from the exercise of stock options during the period ended May 31, 2009 was $281,640.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period:

Risk-free interest rate	2.8	3.73
Expected life of options	3.21	3.50
Annualized volatility	72.33	87%
Dividend rate	0.00%	0.00%

(ii)

During the year ended August 31, 2008 the Company granted 1,367,500 stock options to employees. The Company has recorded $1,288,383 ($580,128 expensed and $708,255 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this year.

Cash received from the exercise of stock options during the year ended August 31, 2008 was $821,824.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year:

Risk-free interest rate	4.08	3.73
Expected life of options	3.32	3.50
Annualized volatility	64.04	87%
Dividend rate	0.00%	0.00%

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at May 31, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

10.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered banks that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

The global economic environment has deteriorated significantly in recent months.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities and have negatively impacted the Company’s overall liquidity risks.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, due from WBJV partners, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  Based on this exposure a 10% change in the foreign exchange rate would give rise to an increase/decrease in the loss for the period of approximately $64,000.

(d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. Based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the loss for the period of approximately $63,000.

(e)

Other price risks

The Company is exposed to equity price risk as a result of holding marketable securities in other exploration and mining companies (see Note 4).  These available for sale equities are valued at their fair market values as at the balance sheet date, with any unrealized gain or loss recorded in other comprehensive income or loss for the period.

11.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary, consulting fees, and Director’s fees of $294,724 (2008 - $351,280) were incurred with directors during the nine month period. At May 31, 2009, $8,099 was included in accounts payable (2008 - $Nil).

(b)

The Company received $102,131 (2008 - $101,802) during the nine month period from MAG Silver Corp. (“MAG”), a company with two directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes $6,803 due from MAG for administrative services and supplies (2008 - $6,799).

(c)

During the nine month period the Company accrued or received payments of $32,000 (2008 – $81,000) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes $12,072 due from WTM for administrative services and supplies (2008 - $6,353).

(d)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended May 31, 2009 the Company accrued or paid Anthem $65,376 under the office lease agreement (2008 - $67,559).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

12.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows, as at May 31, 2009.

August 31, 2009	$ 48,312
August 31, 2010	71,032
August 31, 2011	9,953
August 31, 2012	1,659
$ 130,956

13.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Amounts receivable	$ 52,301	$ 70,767	$ (36,192)	$ 138,173
Prepaid expenses and other	(267,269)	177,206	(201,771)	17,535
Accounts payable	162,307	324,524	(63,067)	(73,593)
	$ (52,661)	$ 572,497	$ (301,030)	$ 82,115

(b)

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	May 31, 2009	Aug. 31, 2008

Cash	$ 2,865,872	$ 1,779,871
	$ 2,865,872	$ 1,779,871

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

Assets relate to properties situated as follows:

	May 31,	August 31,
	2009	2008

Canada	$ 6,333,464	$ 4,878,509
South Africa	28,086,887	27,614,075
	$ 34,420,351	$ 32,492,584

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the unaudited consolidated financial statements

For the quarter ended May 31, 2009

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Canada	$ (1,112,999)	$ (975,293)	$ (4,055,948)	$ (2,614,036)
South Africa	(365,808)	(332,491)	(1,188,948)	(1,329,552)
	$ (1,478,807)	$ (1,307,784)	$ (5,244,896)	$ (3,943,588)

15.

SUBSEQUENT EVENTS

On June 16, 2009, pursuant to an offering under a short form prospectus, the Company issued 24,999,300 units at a price of $1.40 per unit and a further 37,500 warrants at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020, including amounts exercised under an over-allotment option to the benefit of a syndicate of underwriters. A cash commission totaling 6% of gross proceeds was paid to the underwriters.  Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share, at a price of $1.75 per common share, until December 16, 2010.

See accompanying notes to the consolidated financial statements.